April 26, 2010

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation

Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 5 to the Registration Statement on Form S-1 filed on April 21, 2010 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated April 23, 2010 to Terence R. Rogers, Chief Financial Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 6 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Recent Developments, page 7

First Quarter Results

1.	Comment: We note in the discussion of the Company’s preliminary first quarter results, the Company discusses the non-GAAP measures expected Adjusted EBITDA and Adjusted EBITDA, excluding Lifo Expense for the first quarter of 2010. Please revise to also discuss the Company’s expected net income for this period. Also, please provide a reconciliation of these non-GAAP measures to the most comparable GAAP measure, net income. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Response:  The Company has revised the Registration Statement on pages 7 and 8 in response to the Staff’s comment.

The covenants in Ryerson’s Credit Facility, page 18

2.	Comment: We note your response to our prior comment 3 and added disclosure. Please add risk factor disclosure here, or in another appropriate risk factor, that total credit availability under the Ryerson Credit Facility is currently limited based upon eligible accounts receivable and inventory pledged as collateral and disclosure the amount to which it is currently limited.

Response: The Company has revised the Registration Statement on page 19 to comply with the Staff’s comment.

3.	Comment: We note your response to our prior comment 4 and your added disclosure. Please briefly clarify how “future net income” is determined in regards to Ryerson’s ability to pay dividends to you.

Response: Company has revised the Registration Statement on page 19 to comply with the Staff’s comment.

Use of Proceeds, page 29

4.	Comment: Please refer to the first sentence in the second paragraph. Please delete the reference to net proceeds from the over-allotment option, as you now indicate that the underwriters may purchase the over-allotment from selling shareholders.

Response: The Company has revised the Registration Statement on page 31 to comply with the Staff’s comment.

5.	Comment: We note your added disclosure in the second paragraph regarding the use of proceeds. Please revise to clarify the order of priority of the use of proceeds.

Response: The Company has revised the Registration Statement on page 31 to comply with the Staff’s comment.

Capitalization, page 30

6.	Comment: Please revise the capitalization disclosures to indicate the number of shares that will be issued and outstanding on the “as further adjusted” basis.

Response: The Company has revised the Registration Statement on page 32 to comply with the Staff’s comment.

Principal and Selling Stockholders, page 89

7.	Comment: Please include a separate column showing the number of shares to be sold in the offering by each selling shareholder.

Response: The Company has revised the Registration Statement on page 91 to comply with the Staff’s comment.

Underwriting, page 105

8.	Comment: Please revise to state that the selling shareholders “may be deemed” underwriters.

Response: The Company has revised the Registration Statement on page 108 to comply with the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

9.	Comment: Please revise to eliminate the restrictive legends that are included on the report and consent of the independent registered public accounting firm prior to the planned effectiveness of the Company’s Form S-1 registration statement. Also, please revise the report and consent of the independent registered public accounting firm to indicate the effective dates for Notes 22(E) and (F) of the Company’s financial statements.

Response: The Company acknowledges the Staff’s comment and will eliminate the restrictive legends that are included on the report and consent of the independent registered public accounting firm prior to the planned effectiveness of the Company’s Form S-1 registration statement in a subsequent pre-effective amendment to the Registration Statement. In such pre-effective amendment, the Company will also revise the report and consent of the independent registered public accounting firm to indicate the effective dates for Notes 22(E) and (F) of the Company’s financial statements.

Exhibit 23.1 Consent of Ernst & Young

10.	Comment: Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Response: The Company has revised Exhibit 23.1 to the Registration Statement in order to comply with the Staff’s comment.

Other

11.	Comment: In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will update the financial statements and related disclosures as necessary in the event of a delay in the effectiveness of the Registration Statement.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact the undersigned at (212) 728-8214 with any further questions or comments.

Very truly yours,

/S/ CRISTOPHER GREER
Cristopher Greer

Enclosures

cc:	Mr. Tarik Gause

Terence R. Rogers, Chief Financial Officer